EXHIBIT 99.1

FirstService Increases Credit Facility to US$250 Million

TORONTO, Jan. 17, 2018 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (NASDAQ:FSV) ("FirstService") announced today that it has expanded and extended its revolving credit facility (the “Facility”) to further reinforce its strong financial position and increase its flexibility to fund future growth. Under the amended Facility, borrowing capacity has been increased to US$250 million, up from US$200 million, and the maturity date has been extended to January 2023 from June 2020. At any time during the term, FirstService has the right to increase the Facility by up to US$100 million on the same terms and conditions as the original Facility. The Facility will continue to be utilized for working capital and general corporate purposes and to fund future tuck-under acquisitions.

The increased five-year Facility was substantially oversubscribed by its syndicate of 11 banks, led by The Toronto-Dominion Bank and including JP Morgan Chase Bank, Bank of Montreal, Canadian Imperial Bank of Commerce, HSBC Bank, Royal Bank of Canada, The Bank of Nova Scotia, U.S. Bank, Bank of America, National Bank of Canada and MUFG Union Bank.

“We are pleased to have completed this financing early in the year to maintain flexibility for FirstService to fund its ongoing operations and future growth,” said Jeremy Rakusin, Chief Financial Officer. “We appreciate the continued support of our bank group in completing this transaction. The Facility, together with our existing $150 million of privately-held long-term senior notes, ensures that our investment-grade balance sheet remains very strong with a conservative capital structure comprised of attractively priced debt financing,” he concluded.

“The completion of this financing is a further endorsement of FirstService’s proven business model and lengthy track record of success. With the increased financial capacity, we are well-positioned to pursue future growth opportunities across our businesses which ultimately will assist in delivering further value to our shareholders,” said D. Scott Patterson, Chief Executive Officer.

About FirstService Corporation
FirstService Corporation is a North American leader in the property services sector, serving its customers through two industry-leading service platforms: FirstService Residential, North America's largest manager of residential communities; and FirstService Brands, one of North America's largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than $1.5 billion in annual revenues and has more than 17,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The Subordinate Voting Shares of FirstService trade on the NASDAQ and the Toronto Stock Exchange under the symbol "FSV".

For the latest news from FirstService Corporation, visit www.firstservice.com

Forward-looking Statements
This press release includes or may include forward-looking statements. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for FirstService’s services and the cost of providing services; (ii) the ability of FirstService to implement its business strategy, including FirstService’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in FirstService’s annual information form for the year ended December 31, 2016 under the heading “Risk factors” (a copy of which may be obtained at www.sedar.com) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings (which factors are adopted herein). Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

COMPANY CONTACTS:

D. Scott Patterson
President & CEO
(416) 960-9500

Jeremy Rakusin
Chief Financial Officer
(416) 960-9500